UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DIPLOMAT PHARMACY, INC.

(Name of Subject Company (Issuer))

DENALI MERGER SUB, INC.

(Offeror)

a direct wholly owned subsidiary of

UNITEDHEALTH GROUP INCORPORATED

(Ultimate Parent of Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, No Par Value

(Title of Class of Securities)

25456K101

(CUSIP Number of Class of Securities)

Marianne D. Short

Executive Vice President and Chief Legal Officer

UnitedHealth Group Center

9900 Bren Road East

Minnetonka, Minnesota 55343

Telephone: (952) 936-1300

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Timothy R. Aragon

G. Allen Hicks

Hogan Lovells US LLP

1601 Wewatta Street, Suite 900

Denver, CO 80202

Telephone: (303) 899-7300

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$308,115,224	$39,994

*

Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. Calculated by adding (i) 76,000,791 shares of common stock of Diplomat Pharmacy, Inc. (“Diplomat”) (including 186,969 shares issued as Diplomat restricted stock awards), multiplied by $4.00, the per share tender offer price, and (ii) 1,028,015 shares of common stock of Diplomat subject to outstanding Diplomat restricted stock units (assuming performance levels were achieved at 100%), multiplied by $4.00, the per share tender offer price, in each case as of January 6, 2020. The calculation of the filing fee is based on information provided by Diplomat as of January 6, 2020.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001298 multiplied by the estimated transaction valuation.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Tender Offer Statement on Schedule TO (together with any exhibits hereto and as amended or supplemented from time to time, this “Schedule TO”) is filed by (i) Denali Merger Sub, Inc., a Michigan corporation (“Purchaser”) and a direct wholly owned subsidiary of UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group”), and (ii) UnitedHealth Group. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares (the “Shares”) of common stock, no par value (the “Common Stock”), of Diplomat Pharmacy, Inc., a Michigan corporation (“Diplomat”), at a price of $4.00 per Share, net to the seller in cash (the “Offer Price”), without interest and subject to any required tax withholding, on the terms and subject to the conditions described in the Offer to Purchase, dated January 9, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and, together with the Offer to Purchase and other related materials, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of December 9, 2019 (as amended or supplemented from time to time, the “Merger Agreement”), by and among UnitedHealth Group, Purchaser and Diplomat, a copy of which is incorporated as Exhibit (d)(1) to this Schedule TO, is incorporated herein by reference.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)    The subject company of the Offer is Diplomat Pharmacy, Inc., a Michigan corporation. The address and telephone number of Diplomat’s corporate headquarters is 4100 S. Saginaw Street, Flint, Michigan 48507, (888) 720-4450.

(b)    This Schedule TO relates to the Shares of Common Stock of Diplomat. Diplomat has advised Purchaser and UnitedHealth Group that, as of January 6, 2020, there were 76,000,791 Shares outstanding (including 186,969 Shares issued as Diplomat restricted stock awards). The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c)    The information set forth in the section of the Offer to Purchase entitled “Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c)    The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning UnitedHealth Group and Purchaser” and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i) - (viii), (xii), (a)(2)(i) - (iv), (vii)    The information set forth in the Offer to Purchase is incorporated herein by reference, including the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedure for Tendering Shares,” “Withdrawal Rights,” “Certain U.S. Federal Income Tax Consequences,” “Purpose of the Offer; Plans for Diplomat,” “The Merger Agreement” and “Conditions of the Offer” and Schedule I of the Offer to Purchase.

(a)(1)(ix) — (xi), (a)(2)(v) — (vi)    Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b)    The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning UnitedHealth Group and Purchaser,” “Background of the Offer; Past Contacts, Negotiations and Transactions,” “Purpose of the Offer; Plans for Diplomat” and “The Merger Agreement” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)-(c)(7)    The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of the Shares; Dividends on the Shares,” “Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration,” “Background of the Offer; Past Contacts, Negotiations and Transactions,” “Purpose of the Offer; Plans for Diplomat” and “The Merger Agreement” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d)    The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a)    The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet,” “Certain Information Concerning UnitedHealth Group and Purchaser,” “Purpose of the Offer; Plans for Diplomat” and “The Merger Agreement” and Schedule I of the Offer to Purchase is incorporated herein by reference.

(b)    The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning UnitedHealth Group and Purchaser” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)    The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet,” “Procedure for Tendering Shares” and “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1)    The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning UnitedHealth Group and Purchaser,” “Background of the Offer; Past Contacts, Negotiations and Transactions,” “Purpose of the Offer; Plans for Diplomat” and “The Merger Agreement” is incorporated herein by reference.

(a)(2) and (a)(3)    The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Diplomat,” “The Merger Agreement” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4)    The information set forth in the sections of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration” is incorporated herein by reference.

(a)(5)    The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Diplomat,” “The Merger Agreement” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c)    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 9, 2020.

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement published in The New York Times on January 9, 2020.

(a)(5)(A)	Joint Press Release issued by Diplomat Pharmacy, Inc. and UnitedHealth Group Incorporated, dated December 9, 2019, announcing entry into the Agreement and Plan of Merger (incorporated herein by reference to Exhibit (a)(5)(A) to UnitedHealth Group Incorporated’s Schedule TO-C filed with the SEC on December 9, 2019).

(a)(5)(B)	Key Messages and Talking Points, dated December 9, 2019 (incorporated herein by reference to Exhibit (a)(5)(B) to UnitedHealth Group Incorporated’s Schedule TO-C filed with the SEC on December 9, 2019).

(a)(5)(C)	Frequently Asked Questions, dated December 9, 2019 (incorporated herein by reference to Exhibit (a)(5)(C) to UnitedHealth Group Incorporated’s Schedule TO-C filed with the SEC on December 9, 2019).

(a)(5)(D)	Message from Tom Mullin to All Diplomat Pharmacy, Inc. Employees, dated December 10, 2019 (incorporated herein by reference to Exhibit (a)(5)(D) to UnitedHealth Group Incorporated’s Schedule TO-C filed with the SEC on December 10, 2019).

(d)(1)	Agreement and Plan of Merger, dated as of December 9, 2019, by and among UnitedHealth Group Incorporated, Denali Merger Sub, Inc. and Diplomat Pharmacy, Inc. (incorporated herein by reference to Exhibit 2.1 to Diplomat Pharmacy, Inc.’s Current Report on Form 8-K filed with the SEC on December 9, 2019).

(d)(2)	Tender and Support Agreement, dated as of December 9, 2019, by and among UnitedHealth Group Incorporated, Denali Merger Sub, Inc. and Philip R. Hagerman and certain persons and entities affiliated with Philip R. Hagerman (incorporated herein by reference to Exhibit 99.1 to Diplomat Pharmacy, Inc.’s Current Report on Form 8-K filed with the SEC on December 9, 2019).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2020

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ John F. Rex
Name:	John F. Rex
Title:	Chief Financial Officer

DENALI MERGER SUB, INC.

By:	/s/ Jeffrey D. Grosklags
Name:	Jeffrey D. Grosklags
Title:	Executive Vice President